

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Via E-mail

Todd Hays
Chief Executive Officer
Game Trading Technologies, Inc.
10957 McCormick Road
Hunt Valley, Maryland 21031

>   **Re: Game Trading Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed April 15, 2011**
>   **File No. 333-141521**

Dear Mr. Hays:

We have reviewed your response dated September 29, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We have read your proposed disclosure in response to comment one of our letter dated September 15, 2011 regarding critical accounting estimates. Your disclosure states the liability accrued of $380,000 relates to your estimate of penalties you may incur through March 8, 2011. Please tell us whether you are liable for penalties subsequent to March 8, 2011. If not, tell us why. Please also tell us whether your liability is based on the minimum of the range. In this regard, we understand that your potential exposure is 2%

to 12% per month of the aggregate proceeds of the private placement of $5.7 million. If our understanding is incorrect, please clarify it. Otherwise, please explain to us a why you believe a higher estimated liability is not more likely to occur. Refer to FASB ASC 450.

Cash flow analysis, page 23

2. As requested in our previous comment no. 3, please explain whether you considered making the disclosures suggested by AU 341.11 of the PCAOB Standards. If your auditors did not *initially* have concerns about your ability to continue as a going concern, please tell us that.

Consolidated Balance Sheets, page F-3

3. We note your response to comment three of our letter dated September 15, 2011 regarding the redeemable preferred stock. Please revise your disclosure in Note 9 to state all of the conditions upon which a conversion to common stock can occur.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

4. We note your response to comment five of our letter dated September 15, 2011 regarding clarification of your revenue recognition accounting policy. Your disclosed policy and response states that you generally recognize revenue upon shipment from your facility, when "shipment has occurred." Disclose what that means including, if necessary, the stated shipping terms for the majority of your customer sales contracts. Please also explain to us when title transfers to the customer and at what point the customer assumes the risks and rewards of ownership. Refer to SAB Topic 13A – 3. Delivery and Performance.

Note 6. Product Financing-Related Party, page F-13

5. We note the accounting entries and your response to comment six of our letter dated September 15, 2011 regarding your product financing arrangement with DK Trading. Please review and revise as necessary the entries provided us. Please specifically review the second entry in your response to debit revenue and credit accounts receivable for $3.6 million and tell us whether this entry is in error or explain to us why you believe it is correct. In addition, please also provide us the entry you recorded to relieve inventory relating to the sale of products for $3.6 million. Please also provide a narrative that explains how you were able to completely relieve the product financing liability of $3 million. We may have further comment.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned, at (202) 551-3849 if you have questions regarding our comments.

Sincerely,

/s/ James Allegretto

James A. Allegretto
Senior Assistant Chief Accountant